EXHIBIT 21.01
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Insignia Solutions International Limited	England & Wales
Jeode Limited	England & Wales
Insignia Solutions Inc	Delaware
Insignia Solutions Foreign Sales Inc	Barbados
Emulation Technologies Inc	Delaware
Insignia Solutions France SARL	France
Kenora Ltd.	Hong Kong
Korrogo Technologies Ltd	England & Wales
Insignia Solutions AB	Sweden